SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 29, 2019

1.       Date, Time and Place. On August 29, 2019, at 4:00 p.m., in the City and State of São Paulo, at Av. Pres. Juscelino Kubitschek, 1830, cj 32, Bloco 2, Cond. Ed. São Luiz, Vila Nova Conceição, CEP: 04543-900.

2.       Call Notice and Attendance. All members of the Board of Directors, identified below, attended the meeting, Mr. Leo Julian Simpson was represented herein by board member Mr. Nelson Sequeiros Rodriguez Tanure, pursuant to Article17, Paragraph 4 of the Company’s Bylaws. Therefore, the quorum of installation and approval was verified.

3.       Composition of the Board. Chairman: Mr. Nelson Sequeiros Rodriguez Tanure. Secretary: Mrs. Denise dos Passos Ramos.

4.       Agenda. (i) Approve the loan agreement for the conclusion of halted works; (ii) Analyze the resignation tendered by Statutory Management Officer, effective as of September 30, 2019, and his permanence at the Restructuring Committee until December 31, 2019; (iii) Nominate statutory deputy officer.

5.       Resolutions. After starting the works, the attending board members approved the following, without reservations:

5.1.  Approve the loan agreement for the conclusion of halted works. – A proposal was submitted for the Structuring, Coordination, and Distribution of a Tender Offer, pursuant to the CVM Normative Instruction No. 476/09, to be executed by Planner Trustee DTVM Ltda. The attending board members unanimously approved the coordination and distribution of Real Estate Receivables Certificates – CRI, or non-convertible debentures with security interest, or another real estate asset in regulated markets, by means of restricted efforts by Planner Trustee DTVM Ltda, in the amount of one hundred and fifty million Reais (R$150,000,000.00), divided into two (2) tranches of seventy-five million Reais (R$75,000,000.00) each, backed by real estate receivables and in accordance with the following assumptions:

(i.1)      Projects: the purpose of the operation shall be to finance Moov Brás, Moov Belém, Upside Paraíso, Scena Tatuapé, Parque Maia, Belvedere and Ecoville projects ("Projects”).

(i.2)      Indicative Rate: DI (interbank deposit) rate variation exponentially added by 4.0% p.a., or IPCA (Extended Consumer Price Index) equivalent, subject to a bookbuilding process, if applicable.

(i.3)      Term: The first tranche shall mature in four years and the second tranche shall mature in three years and a half, as of issue.

(i.4)      Grace period: it shall be negotiated with investors, with a 3-month goal.

(i.5)      Interest rates: Preferably, payments shall be made half-yearly, or on a monthly basis, as of the date of Issue.

(i.6)      Amortization: For tranches 1 and 2, amortizations shall be allowed or extraordinary redemption as of 18th month, without any value increase, at the Company’s sole discretion. After the conclusion of all Projects works, the operation will rely on the cash sweep mechanism to amortize the debt.

(i.7)      Guarantee Ratio: During operation’s effectiveness period a guarantee ratio shall be maintained corresponding to 166% of debt outstanding balance, which shall be estimated by the sum, at this order, of (a) receivables of units sold; (b) inventory units, the latter using current list price as reference.

(i.8)      Disbursement Period: forty-five (45) days as of the date of issue of the first tranche; and one hundred and fifty (150) days as of the date of issue of the second tranche.

(i.9)      Condition Precedent – Bridge: Loan contracted for the company or its subsidiaries to be brokered by Planner, within fifteen (15) days as of the date of acceptance of the proposal, exempted from tax on financial operations – IOF and commissions, in the amount of twenty-five million Reais (R$25,000,000.00) to be exclusively used in Projects works (“Bridge”). Bridge shall expire on the same date of amortization of first tranche and instruments of the first tranche shall provide for the use of financial resources raised to pay Bridge.

(i.10)    Structure of the Operation: A closed-held corporation ("NewCo") is incorporated, controlled by the Company, which shall hold 100% of shares, except for one, of Special Purpose Entities – SPE, liable for Projects real estate development. The operation’s guarantees shall be issued by NewCo or SPEs, the NewCo’s subsidiaries. During term to execute Projects works, NewCo will be able to use the receivables generated in Projects to pay SPEs works expenses, ensuring that financial resources raised in the Projects may be fully used to finance all the works, allowing the observance to the physical and financial schedule of each Project.

(i.11)    Guarantees: (a) A fiduciary assignment of 100% receivables from Projects, (b) a fiduciary assignment commitment of 100% future receivables to be originated from the sale of inventory units; (c) the fiduciary sale and/or mortgage of units referring to contracts assigned, inventories not sold upon conclusion of works; (d) the fiduciary sale of SPEs quotas and/or shares issued by NewCo.  The sum of items (a), (b) and (c) during operation shall observe the guarantee ratio corresponding to 166% of debt at that time and eventual surplus to be released.

(i.12)    Allocation of Resources: these shall be earmarked to finance all the costs and expenses required to execute the Projects works.

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(i.13)    Structuring and Coordination Commission: one percent (1%) to be incurred on the Issue amount, plus taxes.

(i.14)    Distribution Commission: two percent (2%) which shall be due on the date of subscription and full payment of Issue applied over amounts effectively subscribed and fully paid by investors, plus taxes.

(i.15)    Future Definitions: The securitizer, the fiduciary agent, the risk rating agency, the legal counsel and the bookkeeping agent shall be properly defined, by means of a joint process, and costs shall be borne by issuer.

5.1.1. Authorize the Company’s Board of Executive Officers to take all the measures necessary to execute the referred operation.

5.2.      Analyze the resignation tendered by Statutory Management Officer, effective as of September 30, 2019, and his permanence at the Restructuring Committee until December 31, 2019. – The attending board members unanimously approved the resignation tendered by Mr. Eduardo Laranjeira Jácome to the position of Chief Operating Officer, and his permanence as a member of the Board of Directors until the Annual Shareholders’ Meeting of 2021, and as a member of the Restructuring Committee until December 31, 2019.

5.3.      Nominate statutory deputy officer.  – The attending board members unanimously approved Mr. André Luis Ackermann for the position of Statutory Financial and Administrative Officer.

6.           Closing. With no further matters to be discussed, these minutes were drawn up, approved and signed by all board members, pursuant to Article 19, Paragraph 2 of the Company’s Bylaws. Signatures (signed) Nelson Sequeiros Rodriguez Tanure, Chairman, Denise dos Passos Ramos, Secretary. Board members: Antonio Carlos Romanoski, Eduardo Larangeira Jácome, Leo Julian Simpson, Nelson Sequeiros Rodriguez Tanure, Roberto Luz Portella, Thomas Cornelius Azevedo Reichenheim, and Denise dos Passos Ramos.

This is a faithful copy of the original Minutes drawn up in the Company’s record.

Nelson Sequeiros Rodriguez Tanure Chairman	Denise dos Passos Ramos Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 6, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer